



Sarit (Sarah) Hashkes · 2nd

CEO Radix Motion

San Francisco, California · 442 connections · **Contact info**

 **Radix Motion**

Radboud University Nijmegen

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Try Meu Now: SteamVR & Oculus Rift!
YouTube

Meu is avaliable now on SteamVR and
Oculus Rift! SteamVR:...



Move Your Body Expand Your Mind
MindMoVR

Move Your Body Expand Your Mind



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Hack

Virtu
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Experience



Radix Motion
2 yrs











CEO
Aug 2018 – Present · 1 yr 10 mos
San Francisco Bay Area

Co-Founder, CEO
Jun 2018 – Present · 2 yrs
San Francisco Bay Area

Radix Motion utilizes the latest neuroscience research into human movement data and advancements in immersive technology to strengthen the connection between the body and brain.
Our first product "Meu" increases the bandwidth of human connection. We are the f ...see mor

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VR consultant and developer
Learn
Jun 2018 – Jan 2019 · 8 mos
San Francisco Bay Area

Consulting on VR best practices for education. Managing a short term VR project for the FB legal team

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VR Consultant and developer
DebiasVR
Feb 2018 – Jun 2018 · 5 mos
San Francisco Bay Area

Implemented a bias testing VR app

Consultant
Karuna Labs
Apr 2017 – Oct 2017 · 7 mos
San Francisco Bay Area

Karuna labs uses Virtual Embodiment Training to help patients overcome learned pain and learned motor impairment. I helped build the unique prototype using cutting edge VR technology.

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Can VR Change Your Sense Of Self?

Research Assistant
Radboud University Nijmegen
May 2015 – Jan 2017 · 1 yr 9 mos
Nijmegen Area, Netherlands

In my work I analysed data from from MEG and NMR experiments

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Education



Radboud University Nijmegen
Master of Science - MS, Cognitive neuroscience
2014 – 2016

During my studies I opened the first immersive VR lab within the motor studies department and researched the influence of VR on movement.
I also came up with a theoretical framework to model what the classical psychedelics do to the brain. This work has been presented in ICPR conference and will be presented and published at Cog Sci 2017.

Media (2)



Poster Session 4



A Predictive Processing Account of the effects of 5-HT2A agonists on...



The Hebrew University
bachelor's degree, Physics
2005 – 2008
Activities and Societies: Journalist for the university newspaper

